
December 3, 2014

[Via E-mail]
Frank A. Calderoni
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

> **Re: Cisco Systems, Inc.**
> **Form 10-K for the fiscal year ended July 26, 2014**
> **Filed September 9, 2014**
> **File No. 000-18225**

Dear Mr. Calderoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 44

1.   Based on your earnings call, we note that you quantify and discuss the growth or decline associated with the number of orders for your U.S. Commercial, U.S. Enterprise and the U.S. Public Sectors customer segments. However, it does not appear that you provide a similar granular discussion in your filing. In this regard, tell us what consideration you gave to including this discussion to analyze the underlying reasons for changes in revenue and gross margins using each of these metrics. In addition, tell us whether or not customer and/or product orders represent key metrics that should be separately presented and discussed in your filing. It may also be helpful to include a tabular presentation of changes to each of your customer segments, prior to your operating results discussion.

Product Revenue by Groups of Similar Products, page 47

2.   We note that you discuss the individual factors that caused material changes to your results of operations. Tell us what consideration was given to quantifying the relative impact of volume versus pricing on your operating results. For example, you indicate that revenue in your Switching product category decreased by 5%, or $711 million, driven by a 12%, or $656 million, decrease in revenue from modular switches. Specifically, you indicate that revenue from modular switches decreased due to lower sales of Cisco Catalyst 6000 Series Switches. In this regard, we note from your product gross margin discussion, on page 41, that product gross margin was driven by the unfavorable impact from product pricing. To the extent that you can identify the impact that product pricing had on your results, please tell us what consideration you gave to quantifying these amounts within your discussion of product revenues to aid in identifying trends resulting from volume versus pricing on your results. See Section III.B.4 of SEC Release 33-8350.

3.   It appears that cost of revenues is the largest expense line item in your consolidated statements of operations. In this regard, please tell us what consideration you gave to expanding your gross margins discussion to provide greater insight into the relative significance and variability of the significant cost components, such as payroll, rent as well as materials, included within cost of revenues on a consolidated basis, by reportable segment and by products offerings. Also, clarify your productivity discussions to describe in greater detail what costs are attributable to this cost effect and whether you expect that the improvements will continue and represents a trend. If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.

4.   We note that on page 47 you provide a table that presents revenues for groups of similar products. In addition, on page 51, you provide a table that summarizes the key factors that contributed to the change in your overall consolidated gross margin percentage along with a corresponding discussion of the main factors that contributed to period-over-period changes in your consolidated product gross margins. In this regard, to the extent that margins by similar product categories significantly differ, please tell us what consideration you gave to providing a table, similar to the table provided on page 47, that details either cost of sales or gross margins by similar products categories. Please advise and consider the requirements set forth in both Item 303(a)(3)(i) and Item 303(a)(3)(ii) of Regulation S-K.

Restructuring and Other Charges

5.   Please tell us how your disclosure about the restructuring plan considers the guidance in SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from a restructuring plan (i.e., reduced employee expense) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. In this regard, we note that in each of your expense caption you reference

a reduction attributable to such restructuring plans without quantification. Tell us what consideration you gave to quantifying this effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Prat Bhatt
Senior Vice President, Corporate Controller, and Chief Accounting Officer

Kelly Kramer
Senior Vice President, Finance